Dover Corporation (DOV)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673 , Redondo Beach, CA 90278.
Dover shareholder since 2012.

This is the shareholder proposal topic that will be presented at the May 8, 2020 annual meeting by telephone.
It is possible that the only people that will hear this presentation live are company directors with special telephone access and employees at company headquarters.

This is an odd situation because it is not clear whether management still “cordially” invites shareholders to attend the annual meeting in spite of the pandemic. And this is not a virtual meeting.
Please vote yes:
Right to Act by Written Consent — Proposal 4

Proposal 4 — Right to Act by Written Consent
John Chevedden, sponsor

Shareholders request that our board of directors take such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to give shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any appropriate topic for written consent.

In 2016 Dover management put forth its own proposal on this same topic and it received majority support from shareholders. That is all the more reason to vote for this proposal. It is thus disingenuous that management does not support this proposal. Management supported this exact proposal topic in 2016. This proposal topic then won outstanding 95%-support at the Dover 2016 annual meeting.

Hundreds of major companies enable shareholder action by written consent. This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. This proposal topic might have received a still higher vote than 67% at Allstate and Sprint if more shareholders had access to independent corporate governance data and recommendations.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director.

This is important to consider after the large number of 2019 negative votes in regard to Dover executive pay. 33% of shares voted against Dover executive pay in 2019 when normally only 5% of shares vote against. Adoption of written consent might incentivize Keith Wandell, the Chairman of the Executive Pay Committee, to more carefully consider shareholder views on executive pay. Why didn’t Mr. Wandell see the 33% negative vote coming and do something about it?

Please vote yes:
Right to Act by Written Consent — Proposal 4

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 4 by following the instructions provided in the management proxy distribution.